Exemption # 82-34899

06019500

REPORT OF ACQUISITION

SECTION 111 OF THE *SECURITIES ACT* (BRITISH COLU[illegible]
SECTION 176 OF THE *SECURITIES ACT* (ALBERTA)
SECTION 101 OF THE *SECURITIES ACT* (ONTARIO)
SUBSECTION 110 OF THE *SECURITIES ACT, 1988* (SASKATC[illegible])
SUBSCTION 92 OF THE *SECURITIES ACT* (MANITOBA)
SECTION 147.11 AND 117.12 OF THE *SECURITIES ACT* (QUEBEC)



SUPPL

1. *Name and address of the offeror:*

ARC Energy Venture Fund 4 ("*ARC Fund 4*")
4300, 400 - 3rd Avenue S.W.
Calgary, Alberta, T2P 4H2

2. *Name of reporting issuer:*

Rockyview Energy Inc. ("*Rockyview*")

3. *Designation and Number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:*

On December 12, 2006, ARC Fund 4 acquired 1,800,000 common shares ("*Common Shares*") in the capital of Rockyview, as part of a previously announced private placement of Rockyview, representing approximately 7.4% of the outstanding Common Shares.

4. *Designation and Number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:*

ARC Fund 4 now exercises control or direction over an aggregate of 4,202,100 Common Shares, representing approximately 17.25% of the current outstanding Common Shares.

5. *Designation and Number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:*

(i) *the offeror, either alone or together with any joint actors, has ownership and control:*

ARC Fund 4 now exercises control and direction over 4,202,100 Common Shares, representing approximately 17.25% of the current outstanding Common Shares.

(ii) *the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:*

N/A

(iii) *the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

N/A

6. *The name of the market in which the transaction or occurrence that gave rise to the news release took place:*

N/A.



Dec 4/22

7. *The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

   The securities have been acquired for investment purposes.

8. *General Nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

   None.

9. *Names of any joint actors in connection with the disclosure required by Appendix E of National Instrument 62-103:*

   None.

10. *In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:*

    N/A.

11. *If applicable, a description of any change in any material fact set out in a previous report by the offeror under the early warning requirements:*

    None.

**DATED** at Calgary, Alberta as of the 12th day of December, 2006.

**ARC ENERGY VENTURE FUND 4**, by its manager,
ARC Equity Management (Fund 4) Ltd.

By: ______________________________

Name: Malcolm T.D. Adams
Title: Vice-President

# MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

Rockyview Energy Inc. ("**Rockyview**")
2250, 801 - 6th Avenue S.W.
Calgary, Alberta T2P 3W5

2. **Date of Material Change:**

December 12, 2006.

3. **News Release:**

A press release disclosing the details discussed in this Material Change Report was issued by Rockyview on December 12, 2006 and disseminated through the facilities of a recognized news wire service.

4. **Summary of Material Change:**

On December 12, 2006, Rockyview issued 4,870,000 common shares at a price of $3.00 per share for gross proceeds of $14,610,000.

5. **Full Description of Material Change:**

On December 12, 2006, Rockyview issued 4,870,000 common shares at a price of $3.00 per share for gross proceeds of $14,610,000. The underwriting syndicate was led by GMP Securities L.P. and included Westwind Partners Inc., Tristone Capital Inc., BMO Nesbitt Burns Inc. and Dundee Securities Corporation. ARC Energy Venture Fund 4 ("ARC") acquired 1,800,000 common shares of Rockyview pursuant to the private placement to hold an aggregate of 4,202,100 common shares of Rockyview, representing approximately 17.25% of the issued and outstanding common shares of Rockyview. In connection with ARC's purchase, Mr. Malcolm Adams, Vice President, Exploration and Production of ARC Financial Corporation, joined the board of directors of Rockyview as a representative of ARC Financial Corporation.

The net proceeds of the offering will be used to fund a portion of Rockyview's 2007 exploration and development activities and for general corporate purposes.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Executive Officer:**

The name and business numbers of the executive officer of Rockyview who is knowledgeable of the material change and this report is:

Alan MacDonald, Vice-President, Finance, Chief Financial Officer and Corporate Secretary
Telephone: (403) 538-5002
Facsimile: (403) 538-5050

9. **Date of Report:**

This report is dated December 12, 2006.

Exemption # 82-34899

Rockyview Energy

SEC MAIL PROCESSING RECEIVED
DEC 2 0 2006
WASH. D.C. 210 SECTION

NEWS RELEASE

# Rockyview Enters into Bought Deal Financing

**NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.**

**Calgary, Alberta**, November 22, 2006 – Rockyview Energy Inc. (TSX: RVE) ("Rockyview") is pleased to announce that it has entered into a private placement common share financing agreement, on a bought deal basis, with an underwriting syndicate led by GMP Securities L.P. and including Westwind Partners Inc., Tristone Capital Inc., BMO Nesbitt Burns Inc. and Dundee Securities Corporation. Rockyview will issue 4,870,000 common shares at a price of $3.00 per share, for total gross proceeds of $14,610,000. Rockyview will use the proceeds of the offering to fund a portion of its 2007 exploration and development activities and for general corporate purposes.

The offering is scheduled to close on or about December 12, 2006 and is subject to customary regulatory approvals and completion of definitive documentation.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Rockyview is a publicly traded independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Rockyview is based in Calgary, Alberta.

For further information, please contact:
Steve Cloutier, President & C.E.O.
Alan MacDonald, Vice President, Finance & C.F.O.,
Tel: (403) 538-5000 Fax: (403) 538-5050
www.rockyviewenergy.com.

***Reader Advisory - Statements in this news release contain forward-looking information including expectations of future production, operating and financial results. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Rockyview. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information. Rockyview undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.***

*The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.*

Rockyview Energy



## NEWS RELEASE

### ROCKYVIEW ENERGY OUTLINES 2007 DRILLING PROGRAM

**Calgary, Alberta**, December 12, 2006 – Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to announce its 2007 capital expenditure budget and provide an operational update.

**Capital Expenditure Budget**

With a multi-year drilling inventory of 187 (131 net) wells, Rockyview's 2007 capital expenditure budget contemplates that a minimum of $20 million will be spent during the year on drilling, infrastructure, re-completions, land and seismic.

Rockyview plans to drill a minimum of 57 (37 net) wells in 2007, most of which will be in its Central Alberta core area. Production additions resulting from these operations are estimated to be approximately 5,000 mcf (833 boe) per day. The Company, which is 95% levered to natural gas, is assuming a 2007 average AECO gas price of $6.50 per mcf.

| **Rockyview Energy Inc. 2007 Budget** | |
|---|---|
| Capital expenditures (000) | |
| Drilling & completions | $14,200 |
| Facilities | $ 2,500 |
| Recompletions & workovers | $ 1,800 |
| Land, seismic & G&A | $ 1,500 |
| Total | $20,000 |
| Quarterly capital expenditures (000) | |
| Q1 | $11,000 |
| Q2 | $ 1,300 |
| Q3 | $ 7,500 |
| Q4 | $ 200 |
| Total | $20,000 |
| Capital expenditures by area (000) | |
| Central Alberta | $16,500 |
| Western Alberta | $ 1,000 |
| Peace River Arch | $ 2,500 |
| Total | $20,000 |

Activity in Central Alberta will continue to focus on the Horseshoe Canyon, Belly River and Mannville formations. Rockyview is also undertaking an extensive review of its deeper rights in Central Alberta, where it holds interests in 65 sections with rights in the Palaeozoic.

In Western Alberta, the primary targets are in the Mannville, Nordegg and Banff formations, while drilling in the Peace River Arch will focus predominantly on Triassic objectives.

At this juncture, Rockyview does not have any plans to drill Upper Mannville CBM wells during 2007, although the Company holds an interest in 55 net undeveloped sections of land. Rockyview will continue to monitor the progress made by key industry players with operations proximate to its own lands.

With the recent completion of a $14.6 million equity issue, Rockyview has a well-positioned balance sheet. The Company's 2007 budget has been designed to maintain that financial flexibility throughout 2007, while preserving the opportunity to increase capital expenditures, should the price of natural gas remain above the $6.50 per mcf budgeted level. To that extent, the Company has entered into the following physical gas hedges:

| Period | Volumes (gj/d) | Price/gj |
|---|---|---|
| January 1, 2007-December 31, 2007 | 1,000 | $7.50 |
| April 1, 2007 – October 31, 2007 | 500 | $7.55 |
| April 1, 2007 – October 31, 2007 | 500 | $7.60 |
| April 1, 2007 – October 31, 2007 | 500 | $7.88 |

Note: 1.0 gj = 0.95 mcf

**Operational Update**

The Company completed its 2006 drilling program in late September and since then has participated in the tie-in of several wells.

At Watelet in Central Alberta, Rockyview has tied-in a 100% working interest Lower Mannville natural gas well. The well, which has demonstrated a capability of 2,100 mcf/d (350 boe/d), is producing through a third party system at a rate of only 75 mcf/d. The Company is currently exploring alternatives to deal with the restricted capacity.

In the Peace River Arch, Rockyview participated in the tie-in of two Triassic oil wells (50% and 20% working interests) that are currently producing at a combined gross rate of 120 (40 net) bbl/d on an intermittent basis. Pumping units are being installed by the operator.

Elsewhere in the Peace River Arch, the non-operated (28% interest) Triassic gas well drilled by Rockyview and a partner has begun to produce water, resulting in the operator shutting-in production in order to assess what remedial action might be undertaken to improve performance.

Management estimates exiting 2006 with daily production of approximately 2,500 boe.

**About Rockyview Energy**

Rockyview is a Calgary-based company active in exploration, development and production of natural gas and crude oil in Western Canada. Following the completion of the above-noted equity issue, Rockyview will

have 24.4 million basic shares outstanding and 27.0 million fully diluted shares outstanding. The Company's common shares trade on the Toronto Stock Exchange under the symbol "RVE".

For further information, please contact:
Steve Cloutier, President & C.E.O.
Alan MacDonald, Vice President, Finance, C.F.O. & Corporate Secretary
Tel: (403) 538-5000 Fax: (403) 538-5050
www.rockyviewenergy.com.

***Reader Advisory - Statements in this news release contain forward-looking information including expectations of future production, expectations of future capital costs, plans for exploration, development and drilling activities and other operational developments. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.***

***Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.***

*The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.*

Rockyview Energy



**NEWS RELEASE**

# Rockyview Completes Equity Financing

**NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.**

**Calgary, Alberta**, December 12, 2006 – Rockyview Energy Inc. (TSX: RVE) ("Rockyview") is pleased to announce that it has closed its previously announced private placement of 4,870,000 common shares at a price of $3.00 per share, for total gross proceeds of $14,610,000. The underwriting syndicate was led by GMP Securities L.P. and included Westwind Partners Inc., Tristone Capital Inc., BMO Nesbitt Burns Inc. and Dundee Securities Corporation. ARC Energy Venture Fund 4 ("ARC") acquired 1,800,000 common shares of Rockyview pursuant to the private placement to hold an aggregate of 4,202,100 common shares of Rockyview, representing approximately 17.25% of the issued and outstanding common shares of Rockyview. Rockyview is also pleased to announce that, in connection with ARC's purchase, Mr. Malcolm Adams, Vice President, Exploration and Production of ARC Financial Corporation ("ARC Financial"), joined the board of directors of Rockyview as a representative of ARC Financial.

Mr. Adams is a Professional Engineer and an ICD.D certified director with more than 12 years of oil and gas experience. He is a Vice President with ARC Financial, Canada's largest private equity firm focused exclusively on junior energy. Mr. Adams is responsible for developing and completing new investment opportunities for ARC Financial and enjoys working closely with portfolio companies, primarily with respect to risk management and corporate strategy. Prior to joining ARC Financial, Mr. Adams was a Senior Exploitation Engineer with ARC Resources Management Ltd. and he began his career as a Reservoir Engineer with Shell Canada. Mr. Adams graduated with a B.Sc. in Chemical Engineering in 1994 from the University of New Brunswick and is a member of APEGGA. He is currently a member of the board of directors of three private companies.

Rockyview will use the proceeds of the offering to fund a portion of its 2007 exploration and development activities and for general corporate purposes. The common shares issued by Rockyview pursuant to the private placement are subject to a four month hold

period and are subject to restrictions on resale prior to April 13, 2007. Rockyview now has 24,364,378 common shares outstanding.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Rockyview is a publicly traded independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Rockyview is based in Calgary, Alberta.

For further information, please contact:
Steve Cloutier, President & C.E.O.
Alan MacDonald, Vice President, Finance, C.F.O. and Corporate Secretary
Tel: (403) 538-5000 Fax: (403) 538-5050
www.rockyviewenergy.com.

***Reader Advisory - Statements in this news release contain forward-looking information including expectations of future production, operating and financial results. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Rockyview. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information. Rockyview undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.***

*The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.*

# PRESS RELEASE

December 12, 2006

**Re: ARC Energy Venture Fund 4's Holdings in Rockyview Energy Inc.**

ARC Energy Venture Fund 4 of Calgary, Alberta announced that it has acquired 1,800,000 common shares of Rockyview Energy Inc., as part of the previously announced private placement of Rockyview. ARC Energy Venture Fund 4's purchase represents approximately 7.4% of the current outstanding Rockyview common shares. As a result, ARC Energy Venture Fund 4 now exercises control or direction over an aggregate of 4,202,100 common shares of Rockyview, representing approximately 17.25% of the current outstanding Rockyview common shares.

ARC Energy Venture Fund 4 is an investment fund specializing in the energy sector and which is managed by ARC Equity Management (Fund 4) Ltd., part of the ARC Financial Group of companies. Although ARC Energy Venture Fund 4 may make further purchases of common shares of Rockyview on the Toronto Stock Exchange or through private purchases, such purchases will be made for investment purposes.

This press release has been issued in order to comply with applicable securities legislation.

For further information or a copy of the securities report contact:

Lauchlan Currie
President
ARC Equity Management (Fund 4) Ltd.
4300, 400 – 3rd Avenue S.W., Calgary, Alberta
Telephone: 403-292-0680
Fax: 403-292-0579